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                                  PROBEX CORP.
                           15510 Wright Brothers Drive
                              Addison, Texas 75001


                                February 7, 2003


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


            RE:   RULE 477 APPLICATION FOR WITHDRAWAL
                  PROBEX CORP. - FORM SB-2
                  SEC FILE NO. 333-102340
                  FILING DATE: JANUARY 3, 2003

Ladies and Gentlemen:

         Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended, Probex Corp., a Delaware corporation (the "Company") hereby applies for an Order granting the withdrawal of the above-referenced registration statement on Form SB-2 together with all of the exhibits thereto (the "Registration Statement"), effective upon the date of filing of this letter with the Securities and Exchange Commission, unless the Commission objects thereto within 15 days after such filing.

         On November 25, 2002 the Company filed a registration statement with the Commission for a proposed public offering by Fusion Capital Fund II, LLC, of up to 16,923,077 shares of Probex common stock which were to be sold to Fusion Capital Fund II, LLC, under the terms of a previously announced common stock purchase agreement. The Registration Statement that is the subject of this request for withdrawal was filed with the Commission on January 3, 2003 to register for resale 51,077,885 shares of common stock held by investors with registration rights that were triggered by the filing of the Fusion Capital registration statement.

         In light of a number of recent developments affecting the Company's financial condition, the Company believes it highly unlikely that it will be able to satisfy the conditions required for Fusion Capital's funding obligation to commence. The Company is therefore seeking to withdraw both registration statements. A more detailed description of the recent developments resulting in this request is set forth in the Report on Form 8-K that the Company filed with the Commission on February 6, 2003.

         The Company confirms that no securities of the Company have been or will be issued or sold under the Registration Statement.


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Securities and Exchange Commission
February 7, 2003
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         Accordingly, we request that an Order granting the withdrawal of the
Registration Statement be issued by the Commission as soon as possible.

         If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (972) 788-4772.


                                         Sincerely,
                                         PROBEX CORP.,
                                         a Delaware corporation

                                         /s/ Bruce A. Hall

                                         Bruce A. Hall
                                         Senior Vice President
                                         & Chief Financial Officer